UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 30 )*

Summit Financial Group

(Name of Issuer)

Common

(Title of Class of Securities)

86606g

(CUSIP Number)

Teresa Ely,  Summit Financial Group  PO Box 179  Moorefield,  West Virginia  26836  Phone : 304-530-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Crites John

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
98,897

	8	SHARED VOTING POWER
628,860

	9	SOLE DISPOSITIVE POWER
98,897

	10	SHARED DISPOSITIVE POWER
428,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
727,767

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.81%

14	TYPE OF REPORTING PERSON
IN

The percent of class calculation is based on 10,685,094 outstanding shares of Common Stock, par value $2.50 per share of Summit Financial Group, Inc. ("Company") as disclosed in the Company's press release dated March 17, 2015, filed as Exhibit 99.1 to the Form 8-K filed on March 18, 2015.

Item 1.	Security and Issuer

Item 1 is amended to read as follows:
This Amendment No. 30 to Schedule 13D is being filed by John W. Crites to amend the Schedule 13D filed on March 31, 2009, as previously amended by Amendments Nos. 1-29 to Schedule 13D, inclusive, as furthered described in prior filings with the Securities Exchange Commission (together, the "Schedule 13D"), relating to the Common Stock, par value $2.50 per Share, of Summit Financial Group, Inc., a West Virginia corporation to report changes in the amount of Summit Financial Common Stock owned by Mr. Crites and his spouse that occurred on March 12, and March 17, 2015 and March 17, 2014.

On March 12, 2015, Summit Financial Group converted all of its outstanding Series 2011 Preferred Stock. On March 17, 2015, Summit Financial Group issued 237,753 shares of Common Stock to Castle Creek Partners V LP which increased the total issued and outstanding shares of Summit Common Stock. On March 17, 2014, in his capacity as trustee of the Patricia A. Crites 2010 Grantor Retained Annuity Trust Mr. Crites transferred as gifts an aggregate of 71, 059 shares of Summit Common Stock to his adult children and their spouses. Mr. Crites no longer has voting or dispositive power over these shares.

As a result of these transactions, Mr. Crites now beneficially owns 727,757 shares or 6.81% of Summit Common Stock.

The class of equity securities to which this Statement relates is the Common Stock, par value $2.50 per Share (the “Shares” or the "Common Stock"), of Summit Financial Group, Inc. a West Virginia corporation (“Summit”), whose principal executive offices are at 300 North Main Street, Moorefield, WV 26836.

Item 2.	Identity and Background

(a)	No Change

(b)	No Change

(c)	No Change

(d)	No Change

(e)	No Change

(f)	No Change

Item 3.	Source and Amount of Funds or Other Consideration

No Change

Item 4.	Purpose of Transaction

Item 4 is amended to read as follows:
On October 31, 2011 Mr. and Mrs. Crites purchased 2,000 Shares of Summit Financial Group, Inc. 8% Non-Cumulative Convertible Preferred Stock, Series 2011 (the “Summit Series 2011 Preferred Stock”).

On June 30, 2014, Mr. Crites and his spouse transferred a total of 1,503 Shares of Summit Series 2011 Preferred Stock to nine subtrusts created to support the future health, maintenance and education of their grandchildren. Mr. Crites and his spouse are co-trustees for seven of the nine subtrusts and also have the power to vote the Shares of Summit Common stock owned by the nine subtrusts, including the two subtrusts for which they do not act as co-trustees.

On March 12, 2015, Summit Financial Group converted all of its outstanding preferred stock, including the Series 2011 Preferred Stock. As a result of the conversion, Mr. Crites and his spouse acquired beneficial ownership of 250,000 shares of Summit Common Stock.

(a)	No Change

(b)	No Change

(c)	No Change

(d)	No Change

(e)	No Change

(f)	No Change

(g)	No Change

(h)	No Change

(i)	No Change

(j)	No Change

Item 5.	Interest in Securities of the Issuer

(a)	Item 5(a) is amended to read as follows: Mr. Crites beneficially owns an aggregate of 727,757 or 6.81% of Summit Common Stock.

(b)
Item 5(b) is amended to read as follows:
Mr. Crites has sole voting and dispositive power over 98,897 Shares of common stock owned by the Patricia A. Crites 2012 Grantor Retained Annuity Trust for which he acts as trustee. He shares voting and dispositive power over 428,870 Shares with his wife, Patricia Crites, which includes 215,125 Shares of common stock held in seven subtrusts created for the benefit of the Crites grandchildren, for which Mr. and Mrs. Crites act as co-trustees as described in Item 6 below, 124,320 Shares owned individually by Mrs. Crites, and 27,300 Shares individually owned by Mr. Crites.

Mr. Crites also shares voting power but not dispositive over 199,990 of the Shares with his wife Patricia Crites, under two trusts, for the benefit of their grandchildren as described in Item 6 below.

Patricia Crites is a citizen of the United States and is a principal shareholder and Secretary of Allegheny Wood Products, Inc., a company engaged in the hardwood manufacturing and sales business. Allegheny Wood Products, Inc. is located at P.O. Box 867, Airport Road, Petersburg, West Virginia 26847.

During the last five years, Mr. Crites has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mr. Crites been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Crites is a citizen of the United States.

(c)
Item 5(c) is amended to read as follows:
On March 12, 2015, Summit Financial Group converted all of its outstanding preferred stock, including the Series 2011 Preferred Stock owned by Mr. Crites and his spouse. As a result of the conversion, Mr. Crites and his spouse acquired beneficial ownership of 250,000 shares of Summit Common Stock.

On March 17, 2014, in his capacity as trustee of the Patricia A. Crites 2010 Grantor Retained Annuity Trust Mr. Crites transferred as gifts an aggregate of 71, 059 shares of Summit Common Stock to his adult children and their spouses. Mr. Crites no longer has voting or dispositive power over these shares.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)
Item 5(d) is amended to read as follows:
Mr. Crites’ spouse has the right to receive or the power to direct the receipt of dividends from the sale of 213,745 of the Shares jointly and beneficially owned by them.

In her capacity as co-trustee of seven subtrusts described in Item 6, below, Mrs. Crites also has the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of 215,125 of the Shares.

The trustee of two of the subtrusts described in Item 6, below, has the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of 199,990 Shares.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No Change

Item 7.	Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Summit Financial Group, Inc.

March 30, 2015	By:	/s/ Teresa D. Ely
Lmtd POA Attorney-In-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)